SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.        )*

FAO, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

30240S 60 0

(CUSIP Number)

Michael J. Fourticq

Hancock Park Associates

10323 Santa Monica Boulevard, Suite 101

Los Angeles, CA  90025

(310) 553-5550

(Name Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

with a copy to:

Cynthia G. Watts, Esq.,

2120 Colorado Avenue, 3rd Floor

Santa Monica, CA  90404

(310) 586-4280

4/23/03

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30240S 60 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hancock Park Capital II, L.P. 52-2384937

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization A Delaware limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,333,333

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,333,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,333,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 55.7

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 30240S 60 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hancock Park Associates III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization A Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,333,333

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,333,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,333,333 (See Item 5.)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 55.7

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 30240S 60 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael J. Fourticq

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization A U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,333,333

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,333,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,333,333 (See Item 5.)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 55.7

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The title of the class of equity securities to which this statement relates is the Common Stock, $0.001 par value of FAO, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is:

FAO, Inc.
2520 Renaissance Boulevard
King of Prussia, PA  19406

Item 2.	Identity and Background

The Reporting Persons are the following:

a. Hancock Park Capital II, L.P. (“HPC II”), a Delaware limited partnership, is an investment partnership.
b. Hancock Park Associates III, LLC (“HPA III”), a Delaware limited liability company, is the sole general partner of HPC II.
c. Michael J. Fourticq, a U.S. citizen, is Managing Member of HPA III, and Managing Partner of Hancock Park Associates, an investment firm.

The principal business address of each Reporting Person is 10323 Santa Monica Boulevard, Suite 101, Los Angeles, CA  90025.  No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law during the last five years.

By virtue of the voting agreement included in the Stockholders Agreement described in Item 6 (the “Stockholders Agreement”), the Reporting Persons, together with the parties to the Stockholders Agreement may be deemed to constitute a “group” as such term is used in Section 13(d)(3) of the rules and regulations under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).  Except for such Stockholders Agreement, the Reporting Persons have no affiliate or agreement or other arrangement relating to the Issuer or securities of the Issuer with any of the parties thereto.  Neither the making nor the contents of this filing constitutes an admission by the reporting Persons that a group exists, and the existence of any such group is expressly disclaimed.  The Reporting Persons also expressly disclaim any beneficial ownership in any Common Stock beneficially owned by any such parties, which separately file statements on Schedule 13D with respect to their respective beneficial ownership of the Issuer’s securities.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons purchased an aggregate of 5,000 shares of the Issuer’s Class I Convertible Preferred Stock convertible into 3,333,333 shares of its Common Stock in a private transaction on April 23, 2003 in connection with the Issuer’s emergence from bankruptcy.  Immediately upon its emergence from bankruptcy, the Issuer conducted a 1:15 reverse stock split of the Common Stock, and the foregoing share numbers reflect such reverse split.  The funds used for the purchase were general funds of HPC II.

Item 4.	Purpose of Transaction
The Reporting Persons currently intend to hold all of the acquired securities for investment purposes.

By virtue of the Stockholders Agreement described in Item 6, and a letter agreement between HPC II and the Issuer, also described in Item 6, it is expected that a designee of HPC II will join the Board of Directors of the Issuer at the Issuer’s annual meeting in June 2003.

Item 5.	Interest in Securities of the Issuer

a. and b.  HPC II beneficially owns 3,333,333 shares of the Issuer’s Common Stock, or approximately 55.7% of the outstanding Common Stock.  As the sole general partner of HPC II, HPA III has the power to direct the voting and disposition of all such shares of Common Stock and therefore may be deemed to beneficially own all such shares, and as the Managing Member of HPA III, Mr. Fourticq may also be deemed to beneficially own all such shares.

HPA III disclaims beneficial ownership of the shares reported, except those shares attributable to it by virtue of its general partner interest in HPC II.  Mr. Fourticq disclaims beneficial ownership of the shares reported, except those shares attributable to him by virtue of his direct and indirect limited partner interests in HPC II, and his member interest in HPA III.

c.  On April 23, 2003, HPC II purchased from the Issuer 5,000 shares of its Class I Preferred Stock, which is convertible into 3,333,333 shares of the Issuer’s Common Stock, for a purchase price equivalent to $1.50 per share of Common Stock.  No other transactions in the securities of the Issuer were effected by any Reporting Person in the last 60 days.  The Reporting Persons expressly disclaim beneficial ownership of any securities of the Issuer owned by any other parties to the Voting Agreement.

d. Not applicable.

e. Not applicable.

By reason of the Stockholders Agreement and operation of Section 13(d) of the Exchange Act as described in Item 2, the Reporting Persons may be deemed to beneficially own an additional (i) 10,137,815 shares beneficially owned by Richard Kayne and/or Kayne Anderson Capital Investors, L.P., (ii) 666,667 shares beneficially owned by Charles Norris, (iii) 4,978,595 shares beneficially owned or controlled by Fred Kayne and (i) 1,333,333 shares beneficially owned or controlled by Les Biller. The information with respect to the beneficial ownership of such parties is based on information supplied by, or on behalf of, such parties, and none of the Reporting Persons makes any representation or guarantee as to the completeness or accuracy of this information.

The Reporting Persons expressly disclaim any beneficial ownership in any Common Stock held or controlled by any parties to the Stockholders Agreement notwithstanding the existence of such agreement with respect to the voting rights as described in Item 6.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Stockholder’s Agreement dated April 22, 2003 among HPC II, Kayne Anderson Capital Advisors LP, Woodacres LLC, Fortune Twenty-Fifth, Inc., Fred Kayne, Richard Kayne, Charles Norris, and Les Biller (the “Stockholders Agreement”), such parties have agreed in connection with Hancock’s purchase of the Issuer’s securities that they will vote all securities of the Issuer that are entitled to vote thereon in favor of the election of one director designated by Hancock until Hancock holds less than 3,000 shares of Series I Convertible Preferrd Stock of the Issuer (or the equivalent in such securities and Common Stock).  Richard Kayne and Fred Kayne have also agred not to convert certain Equipment Notes of the Issuer, FAO Schwartz, Inc., and ZB Company, Inc. into convertible Preferred Stock of the Issuer at any time prior to January 12, 2004.

Pursuant to a letter agreement between HPC II and the Issuer, the Issuer has agreed that for so long as HPC II and its affiliates own not less than 3,000 Shares of the Class I Convertible Preferred Stock of the Issuer or the shares of the Issuer’s Common Stock into which such shares are convertible, HPC II shall have the right to designate one person for election to FAO’s Board of Directors (the “Designee”).  FAO shall nominate such Designee for election to the Board and use its best efforts, as defined in the letter agreement, to cause such Designee to be elected to the Board.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1: Joint Filing Agreement among Hancock Park Capital, L.P., Hancock Park Associates III, LLC, and Michael J. Fourticq.

Exhibit 2:  Stockholders Agreement, dated April 22, 2003, among Hancock Park Capital II, L.P., Kayne Anderson Capital Advisors, L.P. Woodacre LLC, Fortune Twenty-fifth, Fred Kayne, Richard Kayne, Charles Norris and Les Biller.

Exhibit 3: Letter Agreement, dated April 22, 2003, between Hancock Park Capital II, L.P. and the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 1, 2003
Date

HANCOCK PARK CAPITAL II, L.P. By: Hancock Park Associates III, LLC, Its general partner

Michael J. Fourticq/Managing Member
Name/Title

/s/ Michael J. Fourticq
Signature

HANCOCK PARK ASSOCIATES III, LLC

Michael J. Fourticq/Managing Member
Name/Title

/s/ Michael J. Fourticq
Signature

/s/ Michael J. Fourticq
MICHAEL J. FOURTICQ